Therapix Biosciences Ltd.

5 Azrieli Center (Square Tower)

Tel-Aviv 6702501, Israel

December 16, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Therapix Biosciences Ltd. (CIK: 0001611746)
Registration Statement No. 333-214458 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

Therapix Biosciences Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on December 20, 2016 at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

Therapix Biosciences Ltd.

By:	/s/ Dr. Elran Haber
Dr. Elran Haber, Chief Executive Officer